QUARTZ MOUNTAIN RESOURCES LTD.

(the “Company”)

15th Floor, 1040 West Georgia Street

Vancouver, British Columbia V6E 4H1

Telephone No.: (604) 684-6365 Fax No.: (604) 681-2741

National Instrument Form 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

as at July 31, 2017 (except as otherwise indicated)

This Statement of Executive Compensation (the “Statement”) should be read in conjunction with the Annual Financial Statements of the Amarc Resources Ltd. (the “Company”) for the Company’s financial year ended July 31, 2017 and with the Information Circular of the Company dated January 20, 2017, both of which are publicly available on SEDAR at www.sedar.com.

In this Statement, references to “the Company”, “Amarc”, “we” and “our” refer to Amarc Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company.

All monetary amounts herein are expressed in Canadian Dollars (“$”) unless otherwise stated.

The Board of Directors of the Company (the “Board”) determines the compensation for directors and executives. See Compensation Discussion and Analysis, the NEO Summary Compensation Table and the Director Compensation below, for details of compensation paid to management of the Company during the fiscal year ended July 31, 2017.

BOARD OF DIRECTORS

The independent member of the Board is David Mordant. The non-independent directors are Ronald W. Thiessen (President and Chief Executive Officer) and Robert A. Dickinson (Director of Hunter Dickinson Services Inc.)

NAMED EXECUTIVE OFFICER

In this section “Named Executive Officer” (“NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Ronald W. Thiessen (President and CEO) and Michael Lee (CFO) are each a Named Executive Officer (a “NEO”) of the Company for the purposes of the following disclosure.

COMPENSATION DISCUSSION AND ANALYSIS

Report on Executive Compensation

The Compensation Committee consists of Ronald Thiessen, Robert Dickinson and David Mordant.

Messrs. Thiessen and Dickinson are directors of a number of public companies. See further information under “Corporate Governance”.

These skills and experience enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

The function of the Compensation Committee is to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has a charter that sets out its mandate and responsibilities, which is contained in the Manual at Appendix 7 available via the internet at www.quartzmountainresources.com. In further of its purpose, the Compensation Committee has the following responsibilities and authority to:

a)	recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Compensation Committee shall review director compensation at least annually.

b)	annually review the Company’s base compensation structure and the Company’s incentive compensation, share option and other equity based compensation programs and to recommend changes in or additions to such structure and plans to the Board as needed.

c)	recommend to the Board the annual base compensation of the Company’s executive officers (collectively the “Officers”).

d)	recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers providing services to the Company, and recommend incentive compensation participation levels for Officers providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

e)	evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

f)	periodically review with the Chair and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

g)	administer the Company’s share option and other equity based compensation plans and determines the annual grants of share options and other equity based compensation.

h)	recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Compensation Committee.

The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices, and concluded that given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director. For the year ended July 31, 2017 no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

a)	attracting and retaining talented, qualified and effective executives;

b)	motivating the short and long-term performance of these executives; and

c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the Mercer Mining Industry Compensation Salary Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. The Board approves compensation of the CEO annually. Base salary and bonus levels are determined taking into account independent market survey data.

Robert Dickinson and Ron Thiessen are directors of HDSI and do not serve the Company solely on a full-time basis. Michael Lee is an employee of HDSI and does not serve the Company solely on a full-time basis. The compensation amounts shown in the compensation tables herein reflect the amounts paid directly by HDSI in respect of these individuals. Their compensation from the Company for time spent providing services is allocated based on estimated time incurred (based on timesheets or other reasonable estimates). During the Company’s fiscal year ended on July 31, 2017, 16% of Michael Lee’s total compensation was allocated to the Company by HDSI and no compensation for Messrs. Dickinson and Thiessen was allocated to the Company by HDSI. David Mordant was not paid for his services as director, and as member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Executive Compensation-Related Fees

The Company obtained salary and bonus information through its affiliation to the HDI group of companies, and compensation for such receipt of information was part of the overall management services rendered by HDSI to the Company. No compensation relating to executive compensation was paid directly to HDSI or any compensation consultants for the two most recently completed financial years. For further disclosure, see heading – Management Contracts.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Bonus Compensation

There are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board will consider performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones such as the development of the Company’s projects. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed financial year, there were no bonuses paid.

Equity Participation

The Company adopted a new share option plan that is dated for reference February 14, 2012. The Company’s shareholders most recently approved the share option plan on February 18, 2016. The share option plan was established to provide incentive to qualified persons to increase their proprietary interest in the Company, encourage the alignment of their interests with those of its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Options have been granted taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Actions, Decisions or Policies Made After July 31, 2017

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management to address the objectives identified above.

SUMMARY COMPENSATION TABLE FOR NEOS

The compensation paid to the NEOs during the Company’s three most recently completed financial years of July 31, 2017, 2016 and 2015 is as set out below and expressed in Canadian dollars unless otherwise noted:

					Non-equity incentive plan compensation			All
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans ($)	Long term incentive plans ($)	Pension value ($)	other compen- sation ($)	Total compen- sation ($)
Ronald W. Thiessen President and CEO	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee CFO	2016	12,547	Nil	Nil	Nil	Nil	Nil	Nil	12,547
	2016	23,973	Nil	Nil	Nil	Nil	Nil	Nil	23,973
	2015	28,266	Nil	Nil	Nil	Nil	Nil	Nil	28,266
Lena Brommeland Executive Vice President	2016	520	Nil	Nil	Nil	Nil	Nil	Nil	520
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards

There were no share-based or option-based awards granted to the Company’s NEOs during the year ended July 31, 2017. As well, there were no outstanding share-based or option based awards and no value vested or earned incentive plan awards for the year ended July 31, 2017

Pension Plan Benefits

The Company does not have a pension plan and does not pay pension benefits to either of its NEOs.

Termination and Change of Control Benefits

There is no written employment contract between the Company and any NEO, all of whom have agreements with HDSI and are seconded to the Company. There are no contracts, agreements, plans or arrangements that provide for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, and retirement, change of control of the Company or change in the NEO’s responsibilities.

DIRECTOR COMPENSATION

There was no compensation paid to the directors for the Company’s most recently completed financial year ended July 31, 2017.

Incentive Plan Awards

There were no share-based or option-based awards granted to the Company’s directors during the year ended July 31, 2017. As well, there were no outstanding share-based or option based awards and no value vested or earned incentive plan awards for the year ended July 31, 2017

DATED at Vancouver, British Columbia, December 6, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Ronald W. Thiessen”

Ronald W. Thiessen

Chief Executive Officer